Rec'd 2/28/06

06005423

SEC FILE NO. 8-65231

RECEIVED FEB 23 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

McColl Garella Securities, LLC

PROCESSED JUN 07 2006 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 North Tryon Street, Suite 5120
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Whetstone (704) 731-7182
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Dixon Hughes PLLC

101 South Tryon Street	Charlotte	NC	28280
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kathy Whetstone, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McColl Garella Securities, LLC as of December 31, 2005, are true and correct. I further or affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kathy Whetstone

Stephanie Stamatin

Notary Public My Commission expires 10/22/08

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

McColl Garella

McColl Garella Securities, LLC
(a wholly-owned subsidiary of McColl Garella, LLC)

Statement of Financial Condition

December 31, 2005

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Table of Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Garella Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of McColl Garella Securities, LLC, as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McColl Garella Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, on February 17, 2006, the directors decided that the Company should cease its operations and liquidate.

Dixon Hughes PLLC

Charlotte, North Carolina
February 27, 2006

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com

MCCOLL GARELLA SECURITIES, LLC
(a wholly-owned subsidiary of McColl Garella, LLC)
Statement of Financial Condition
December 31, 2005
[redacted])

Assets

Cash	$ 60,446
Accounts receivable	33,993
Property and equipment, net	30,073
Due from related party	304
Prepaid and other assets	81,047
Total assets	$ 205,863

Liabilities and Member's Equity

Accounts payable and other liabilities	$ 16,042
Member's equity	189,821
Total liabilities and member's equity	$ 205,863

The accompanying notes are an integral part of this financial statement.

1. Description of Organization and Cessation of Operations

McColl Garella Securities, LLC (the "Company"), a wholly-owned subsidiary of McColl Garella, LLC (the "Parent"), was formed as a North Carolina limited liability company on January 1, 2002. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company offers investment banking advisory services focused on women owned and operated businesses in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

On February 17, 2006, the directors decided that the Company should cease its operations and liquidate. In addition, the Company will withdraw its membership with the National Association of Securities Dealers by February 27, 2006. As a result, the company will change its basis of accounting for periods after February 17, 2006, from the going concern basis to the liquidation basis.

2. Summary of Significant Accounting Policies

Prepaid and other assets – Prepaid and other assets primarily include prepaid expenses and accrued income representing unbilled reimbursable out-of-pocket expenses incurred in connection with engaged transactions.

Property and equipment - Property and equipment is stated at cost. Leasehold improvements are amortized over the shorter of their useful lives or the life of the lease. Depreciation is computed using the straight line method. Purchased property and equipment is depreciated over the respective lives of the assets.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally nine months. There was no deferred revenue at December 31, 2005.

Income taxes – The Company is a single member limited liability company; therefore, the income or loss is includible in the Parent's income for federal and state income tax purposes. The Company's Parent is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income or loss of the Company is considered income or loss of the members of McColl Garella, LLC and no income tax provision is recorded by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

4. Property and equipment

A summary of property and equipment at December 31, 2005, is as follows:

Computers/software	$ 10,562
Computer server	3,916
Leasehold improvements	36,115
	50,593
Less accumulated depreciation	(20,520)
Property and equipment, net	$ 30,073

5. Regulatory Requirements

As of December 31, 2005, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2005 the Company had net capital of $44,404, which was $39,404 more than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.

The Company is exempt from the SEC's Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).